82-145

VELCRO®

FIRST QUARTER INTERIM REPORT

THREE MONTHS ENDED

DECEMBER 31, 2005

1

VELCRO
INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first quarter of fiscal year 2006 were $63,968,000, which was a decrease of 2% from 2005. Operating earnings for the quarter were $4,772,000, a 9% decrease from the comparable period last year.

The decline in sales and operating earnings during the quarter reflect several unfavorable business conditions. These conditions include pricing pressures and increased energy and raw material costs. However, the Company has realized some cost savings as a result of cost containment and restructuring programs.

As more fully explained in Note 4, the resolution of three lawsuits resulted in the recording of approximately $4,000,000 of income during the quarter.

Investment income totaled $5,059,000 for the first quarter of fiscal year 2006, up from $3,244,000 in 2005. This increase related to realized capital gains on sales of equity securities.

The above factors resulted in net earnings of $10,655,000 ($.35 per share) for the first quarter, an increase of 74% over the corresponding period for 2005.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
BALANCE SHEET
At December 31, 2005

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Long-term Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
TOTAL EQUITY

[redacted]

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

At the Annual General Meeting of Shareholders held on February 7, 2006, all items on the Agenda in the Notice to Shareholders were approved. The following Directors were elected: Colin R. Beaven, Dominique Burnier, Edward J.S. Cripps, Robert W.H. Cripps, Wil de Hollander, Derek R Gray, A. John Holton, Rodney C. Howkins and Pauwla van Sambeek-Ronde.

The Board approved the following officers:

Robert W.H. Cripps	Chairman
A. John Holton	Deputy Chairman, Chief Executive Officer and President
Peter A. Pelletier	Secretary and Treasurer
Pauwla van Sambeek-Ronde	Joint Secretary

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

February 8, 2006

Dec. 31, 2005 US$'000	Sept. 30, 2005 US$'000
127,027	124,222
(47,636)	(44,573)
79,391	79,649
253,596	252,710
(4,232)	(4,127)
328,755	328,232
335,820	335,297
(7,065)	(7,065)
328,755	328,232

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Three Months Ended December 31, 2005

[redacted]

Sales
Operating Expenses
Operating Earnings
Royalties and Other Income
Interest Expense
Investment Income:
  Interest Income
  Other Investment Income
Earnings before Income Taxes
Income Tax Expense
NET EARNINGS

Average Number of Shares
  Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Three Months Ended December 31, 2005

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Increase in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Three Months Ended Dec. 31 2005 US$'000	Three Months Ended Dec. 31 2004 US$'000
63,968	65,248
(59,196)	(59,983)
4,772	5,265
3,937	122
(78)	(137)
2,551	1,664
2,508	1,580
13,690	8,494
3,035	2,354
10,655	6,140
30,040,490	30,040,490
.35	.20
.30	.30

Three Months Ended Dec. 31 2005 US$'000	Three Months Ended Dec. 31 2004 US$'000
6,446	6,113
(177)	(2,855)
727	489
6,996	3,747
27,131	20,670
34,127	24,417

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Three Months Ended December 31, 2005

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2004	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends declared		
Balance at December 31, 2004	20,389	2,901

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2005	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends declared		
Balance at December 31, 2005	20,389	2,901

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2005, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.30 per common share payable on February 10, 2006 to shareholders of record as of January 10, 2006 has been recorded as a liability as of December 31, 2005.

3. Marketable Securities

During the first quarter, the Company liquidated its bond portfolio, which totaled approximately $25 million, and reinvested the proceeds in money market instruments. The liquidation of the bond portfolio resulted in a net realized capital gain of approximately $165,000, which is included in other investment income.

	For the Three Months Ended December 31, 2005		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	63,968		63,968
Investment income		5,059	5,059
Segment Results	8,804	4,964	13,768

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
254,464	21,087	8,202	307,043
6,140			6,140
	8,472		8,472
	(1,456)		(1,456)
		4,705	4,705
(9,012)			(9,012)
251,592	28,103	12,907	315,892

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
272,706	31,004	8,297	335,297
10,655			10,655
	2,059		2,059
	(2,265)		(2,265)
		(914)	(914)
(9,012)			(9,012)
274,349	30,798	7,383	335,820

4. Litigation

During the first quarter, certain subsidiary companies resolved three lawsuits which the subsidiary companies had brought against certain parties alleging patent infringement and/or trade secret misappropriation. The agreement to resolve these lawsuits includes limited use by the defendants of the technology at issue. Pursuant to the agreement, a subsidiary company will be paid an aggregate of $4 million in three equal annual installments, the first of which was received during the first quarter. This first installment and the present value of the future installments are included in royalty income.

5. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Three Months Ended December 31, 2004		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
65,248		65,248
	3,244	3,244
5,484	3,147	8,631

VELCRO INDUSTRIES N.V.
CASTORWEG 22-24, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

♦

TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE INVESTOR SERVICES INC.
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA